EXHIBIT 99.51

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

April 9, 2002
TSE Symbol: GAM
Press Release #8-2002	Issued: 28,724,316 Shares

THIRD PARTY STUDY INDICATES YEARLY PRODUCTION
OF 85,000 OUNCES GOLD AND 3,750,000 OUNCES SILVER AT A CASH COST
OF US $118.00 PER OUNCE OF GOLD EQUIVALENT AT THE OCAMPO
GOLD/SILVER PROJECT

Gammon Lake Resources Inc. is pleased to announce the completion of an independent third party preliminary economic assessment and engineering study by Pincock Allen & Holt (PAH) of Lakewood, Colorado, which utilized metallurgical work and engineering and process design work completed by the metallurgical and engineering firm Kappes Cassiday & Associates (KCA) of Reno, Nevada. The study outlines extremely robust economics for a combined open pit and underground mine at the Company’s Ocampo gold/silver project in Chihuahua State, Mexico. Estimates in the study were based on current data, typical industry costs and projections, and US $300.00 gold and US $4.60 silver per ounce. The following table summarizes the current resource at Ocampo.

Category	Tonnes	Grade Gold Grams/ Tonne	Grade Silver Grams/ Tonne	Contained Ounces Gold	Contained Ounces Silver
Measured	7,671,000	1.40	67	344,400	16,644,600
Indicated	14,019,000	1.46	51	659,000	23,005,000
Total measured and indicated	21,690,000	1.44	57	1,003,400	39,649,600
Inferred	5,805,000	1.70	86	317,000	16,040,000

The following table summarizes the economic results of the PAH study.

OCAMPO PROJECT FINANCIAL ANALYSIS SUMMARY

	Phase I*	Phase II**
Cash Cost/oz gold equivalent	US$127	US$118
Rate of Return	88%	91%
NPV 0%	US$101,316,000	US$266,747,000
NPV 5%	US$ 76,332,000	US$176,242,000
Pay Back/Years	1.6	1.6
Gold Price US$300 Silver Price US$4.60 *Phase I-Years 1-6; **Phase II-Projected case years 1-12

The Pincock Allen & Holt scoping study, encompassing a Phase I and a Phase II for the project was based on extensive project data resulting from expenditures by Gammon Lake of $14,000,000, which included the completion of 38,000 meters of drilling in 300 holes and a previously released project resource study audited by Watts, Griffis & McOuat. Ocampo’s current mineral resource inventory as stated in the Watts, Griffis & McOuat report was estimated to include in excess of 1,000,000 contained ounces of gold and 39,600,000 contained ounces of silver in the measured and indicated categories, plus 317,000 contained ounces of gold and 16,000,000 contained ounces of silver in the inferred category. In it’s report, PAH indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development at the Ocampo project. Such potential resources would be included in a future Phase III analysis.

   Among Pincock Allen & Holt’s conclusions are:

•	The economic analysis of the project, using typical heap leach operating and capital costs, shows robust economic performance.
•	The sensitivity analysis indicates strong economic performance with a 20% reduction in metal price or grade or a 20% increase in either operating or capital costs.

The Pincock Allen &Holt report stated:

        “Two cases were analyzed during the study. The base case focused on measured and indicated resources with minimal reliance on inferred resources, and produced a 6-year mine life. The second case (referred to as the projected case) allowed more extensive development of the inferred resources, with an operating life of 12 years and a heavier reliance on underground production.”

SENSITIVITY ANALYSIS
The scoping study included a sensitivity analysis outlining the economic effect of changes to capital cost, operating costs, and world gold/silver prices.

GOLD PRICE SENSITIVITY

Gold Price	Silver Price		Phase I	Phase II
		Rate of Return	54%	60%
		NPV 0%	US$62,539,000	US$181,220,000
		NPV 5%	US$45,517,000	US$116,710,000
		Pay Back/Years	2.1	2.2

Gold Price	Silver Price		Phase I	Phase II
		Rate of Return	88%	91%
		NPV 0%	US$101,316,000	US$266,747,000
		NPV 5%	US$76,332,000	US$176,242,000
		Pay Back/Years	1.6	1.6

Gold Price	Silver Price		Phase I	Phase II
		Rate of Return	124%	126%
		NPV 0%	US$140,094,000	US$352,274,000
		NPV 5%	US$107,147,000	US$235,773,000
		Pay Back/Years	1.2	1.2

Commenting on the scoping study, Gregory Liller, Gammon Lake’s Vice President of Explorations, said “Gammon Lake’s Phase I cash cost of combined open pit/underground operation of US $115.00 per ounce is extremely low and the total costs of US $124.00, which includes Gammon’s share of capital cost, would be among the lowest in the mining industry. The study estimates economic performance that is highly robust. In fact, the economic performance projections are so robust that the project demonstrates very strong performance even if metal prices and or grades were reduced by 20% or operating/capital costs were increased by 20%. In my opinion the report makes it clear that Ocampo is one of only a few properties that exhibits both robust economics as well as length of mine life sufficient to form the cornerstone of a substantial mining company.”

ECONOMIC ASSESSMENT SUMMARY RESULTS

GOLD/SILVER PRODUCTION	Phase I Base Case*	Phase II**
Gold Ounces	468,800	1,019,700
Silver Ounces	19,919,000	44,860,000

PRODUCTION COST	Phase I Base Case	Phase II
Cash Cost (Combined
Underground & Open Pit)	US$127.00 per oz e/au	US$118.00 per oz e/au
Cash Cost (Underground)	US$96.00 per oz e/au	US$96.00 per oz e/au
Cash Cost (Open Pit)	US$142.00 per oz e/au	US$142.00 per oz e/au

OPEN PIT DATA	Phase I Base Case	Phase II
Years	5.5	8.5
Ore Tonnage	6,530,000mt	10,645,000mt
Gold Grade	1.81g/t	1.81g/t
Silver Grade	87g/t	87g/t
Strip Ratio	4.3	4.3

UNDERGROUND DATA	Phase I Base Case	Phase II
Years	5.5	11.5
Ore Tonnage	655,000	2,305,000
Gold Grade	7.35g/t	7.35g/t
Silver Grade	414g/t	414g/t

PROCESSING & HEAPS	Phase I Base Case	Phase II
Tonnes Per Day	4,600	4,600
Gold Recovery	88	88%
Silver Recovery	73	73%

OPERATING COSTS	Phase I Base Case	Phase II
Open Pit $/Tonne ORE	US$0.95	US $0.95
Underground $/Tonne	US $18.30	US$18.30
Processing $/Tonne	US $5.50	US$5.50
G & A and Closure $/Tonne	US $1.20	US$1.20

MINE LIFE CAPITAL***	Phase I Base Case****	Phase II
Total Capital	US$27,064,000	US$39,354,000

* Phase I-Years 1-6
** Phase II-Projected Case Years 1-12
*** In Phase I, Gammon Lake’s Capital Cost is US$2,300,000 for underground operation on 100% Gammon owned ground. In Phase II, Gammon Lake’s Capital Cost is US$12,290,000 for operation of 12 year project with heavier reliance on underground production on 100% Gammon owned ground.
**** The open pit capital costs are estimated to be US$24,764,000 which will be borne entirely by Bolnisi Gold NL under the Gammon/Bolnisi joint venture.

The table below sets out Gammon Lake’s share of the total production from the property as described in the Pincock Allen & Holt study. The Gammon/Bolnisi joint venture relates to open pit portion of Phase I, Base Case and Gammon receives 40% of the open pit production with Bolnisi paying all of the capital costs. Gammon’s capital expenditures in Phase I relate to Gammon’s development and production from a 300 tonne per day underground operation on ground owned 100% by Gammon. Phase II refered to in the study as the projected case allows more extensive development of the inferred resources, with an operating life of 12 years and a heavier reliance on underground production. The underground production described in Phase II relates to underground resources almost entirely on Gammon Lake’s 100% owned ground. In Phase II Gammon will make all of the capital expenditures referenced and receive 100% of the production from its 100% owned ground.

GAMMON’S SHARE OF PROPERTY PRODUCTION AND CAPITAL EXPENDITURES*

	Phase I (yrs)	Phase II (yrs)
	Base Case	Projected Case
Ounces of Gold	288,000	693,800
Ounces of Silver	16,025,000	31,383,000
Total Capital Cost	US$2,300,000	US$9,300,000
Cash Cost Per Equivalent Oz Gold	US$115.00	US$104.00
Total Cost Per Equivalent Oz Gold	US$124.00	US$114.00
Rate Of Return	267%	267%

* Gammon’s Capital Expenditures exclude capital costs for the open pit joint venture which are borne 100% by Bolnisi Gold NL

TOTAL RESOURCE 100% GAMMON OWNED PORTION (calculated from above table)

GOLD		SILVER
Measured & Indicated	316,100 oz	Measured & Indicated	13,336,000 oz
Inferred	117,100 oz	Inferred	7,553,000 oz

JOINT VENTURE PORTION OF THE RESOURCE - GAMMON RECEIVES 40% OF PRODUCTION - CAPITAL COSTS BORNE BY BOLNISI GOLD NL (calculated from above table)

GOLD		SILVER
Measured & Indicated	687,300 oz	Measured & Indicated	26,314,000 oz
Inferred	199,900 oz	Inferred	8,487,000 oz

GOLD METALLURGY AND PROCESSING SUMMARY
Test work was conducted by Kappes, Cassiday & Associates (KCA) of Reno, Nevada, a metallurgical and engineering firm recognized as a leading expert in gold and silver heap leach metallurgy. The final recovery data is based on size screen analysis of the leached composite samples and carbon assays during the test. The following table tabulates the column test results of the 2001 metallurgical program.

Column Test — Particle Size versus Recovery Actual Test Results

Days Under Leach	P80 mm	% Au Rec.	% Ag Rec.	% Au Rec.	% Ag Rec.	Average % Au Rec.	Average % Ag Rec.
143	6.30	85	72	91	54	88	63
117	1.70	89	79	92	72	91	76
	Description	Plaza de Gallos	Plaza de Gallos	Refugio	Refugio

In addition to the column tests, work was done to determine if any spatial variation in terms of metallurgical recovery is present within or between deposits prior to finalizing the selection of bulk sampling sites for column test work. Test results to date show no significant differences in recovery based on depth, laterally within or between deposits. A total of 48 bottle roll tests have been completed. Average gold recovery in all 48 tests is 97% gold and 86% silver. Reagent consumption for all 48 tests average 0.4 kg/t NaCN and 1.86 kg/t lime, indicating low reagent consumption. Management is especially excited by the silver recoveries as the silver represents approximately 40% of the in situ resource value.

A full feasibility study is now underway and is scheduled for completion in the latter part of this year.

Gammon Lake and Bolnisi Gold NL of Australia, the company’s 60% — 40% joint venture partner on the heap leach open pit portion of the property, are completing advanced feasibility work. Gammon Lake will continue exploration and development work on the portion of the Ocampo project of which it retains 100% ownership.

Bolnisi Gold NL will complete a feasibility study and take the open pit joint venture area into production at its sole expense to earn its interest. Gammon will receive 40% of the production from the joint venture area with no capital cost obligation to Gammon. Gammon retains 100% ownership of the large underground mining potentials at Ocampo, and Gammon’s capital cost obligations going forward relate only to the development of the underground production referred to in the scoping study.

Over the past three years, Gammon Lake has consolidated one of the largest gold/silver districts in Mexico. The Company’s development program at Ocampo has been among the most active in all of Mexico. A significant resource has been established and a number of additional exploration targets have been identified which have the potential to greatly expand the resource. Gammon Lake has excellent relationships with government and business leaders in Mexico. The Ocampo project has solid infrastructure features with road systems, power, and water supply in close proximity and readily accessible.

Gammon Lake is striving to grow shareholder value by becoming a mid tier, low cost producer with one of the lowest costs of production in the resource industry worldwide.

Pincock Allen & Holt is the qualified firm responsible for the technical results reported herein.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.